NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

AND TO:	Hay & Watson ("HW")

AND TO:	Zeifmans LLP ("Zeifmans")

RE:	Change of Auditor Notice under Section 4.11(5) of National Instrument 51-102
Continuous Disclosure Obligations

Petroteq Energy Inc. (the "Company") hereby gives notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") that:

1. On October 3, 2022, HW gave notice to the Company announcing its resignation from its role as the auditor of the Company. The Company's board of directors accepted the resignation of HW.

2. On November 3, 2022, the Company appointed Zeifmans as the successor auditor to HW and new auditor for the Company.

3. There are no disagreements, consultations or unresolved issues (as those terms are defined in NI 51-102) in connection with the resignation of HW.

4. HW has not expressed a modified opinion in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which HW issued an audit report in respect of the Company and the date of this Notice.

5. HW resigned due to HW no longer being registered with the Public Company Accounting Oversight Board.

6. The resignation of HW and appointment of Zeifmans has been approved by the board of directors of the Company (the "Board").

7. The audit committee, the Board and management authorizes HW to respond fully to any enquiries by Zeifmans.

8. The contents of this Notice of Change of Auditor have been reviewed and approved by the Board.

DATED this 3 day of November, 2022.

PETROTEQ ENERGY INC.

By:	/s/ "Ron Miles"
Ron Miles
Chief Executive Officer